Exhibit 99.1

NiCE Advances ESG Leadership with Strong Performance in Sustainability,
Governance, and Innovation

Company demonstrates measurable environmental and governance improvements while advancing its people-
first innovation strategy

Hoboken, N.J., December 8, 2025 – NiCE (Nasdaq: NICE) today announced the release of its 2024 Governance (ESG) Report, reaffirming the company’s commitment to sustainable growth, responsible innovation, and world-class governance. Developed in alignment with the Global Reporting Initiative (GRI) 2021 Standards, the report highlights NiCE’s continued progress in environmental stewardship, social impact, and corporate responsibility across its global operations. Access the full 2024 ESG Report here.

“Our 2024 ESG achievements show how we are creating a NiCE world where technology enhances human potential, supports sustainable progress, and benefits communities,” said Scott Russell, CEO, NiCE. “By putting people first in everything we do, from improving experiences to empowering employees and reducing our environmental impact, we’re proving that AI can create meaningful, measurable change for both business and society.”

In 2024, NiCE achieved an 8-point increase in its EcoVadis rating, earning a Bronze Medal that recognizes its continued progress in sustainability practices. The company also achieved an 11% reduction in Scope 1 and 2 (location-based) greenhouse gas intensity and began transitioning its Israeli data center to the cloud, a key milestone in its decarbonization and energy efficiency efforts.

Governance and ethics remain central to NiCE’s ESG framework. The company reported 100% compliance in employee ethics training and, during 2025, strengthened board-level ESG oversight.

NiCE also advanced its long-standing commitment to innovation and talent development. In 2024, the company reinvested 14% of total revenue into R&D, supported by a global team of more than 3,300 professionals. Through flagship programs such as the NiCE Leadership Academy, the 4D Program, and the Accelerated Leadership Program (ALP) in partnership with Harvard Business School, NiCE continued developing the next generation of leaders across all regions.

NiCE employees continued to make a measurable difference in the communities where they live and work. During the company’s annual Global Community Month, employees contributed more than 40,000 volunteer hours and supported nonprofits worldwide with over $900,000 in donations.

The 2024 Governance (ESG) Report underscores NiCE’s belief that technology and responsible business practices can together shape a more sustainable, inclusive, and ethical future.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Russell, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.